
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 14, 2025

Michael Farr
Chief Executive Officer
Superstar Platforms Inc.
586 Cobb Parkway S., Suite 900
Marietta, GA 30060

      Re: Superstar Platforms Inc.
          Amendment No. 4 to Registration Statement on Form 10-12G
          Filed September 19, 2025
          File No. 000-56744

Dear Michael Farr:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G filed September 19, 2025

Item 1. Business

1.   We note your revised disclosure in response to prior comment 1, stating that "Superstar Platforms owns no Pawnshops," and reissue. Please revise to disclosure the number of pawn shops your platform, PawnTrust, currently serves. In this regard, we note your disclosure that PawnTrust is "a specialized marketplace designed exclusively for the approximately 11,000 pawn shops across the country."

ITEM 2-Financial
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations

2.   We note your revised disclosure in response to prior comment 2. Please update the table presented under this section accordingly, including "Net profit" and "Profit per share" rows and "Increase/Decrease" and "% Increase/Decrease" columns.

3.   We note your revised disclosure in response to prior comment 3 and reissue. Please provide the results of your operations in connection with PawnTrust.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephen Mills